September 7, 2012

Justin Dobbie
Legal Branch Chief
Securities and Exchange Commission
Washington, D.C. 20549

Re:	Seven Arts Entertainment Inc.
Revised Preliminary Proxy Statement on Form 14A
Filed August 24, 2012
File No. 001-34250

Dear Mr. Dobbie:

Enclosed please find a revised version of the Form 14A for your review.  Regarding the comments in your letter of September 5, 2012:

General

                1.  Please update your financial statements as appropriate in compliance with Rule 8-08(b) of Regulation S-X.

Response:  The Company meets the requirements of Rule 8-08(b)(1) and (3).  In respect of Rule 8-08(b)(2), the Company is in the process of preparing its financial statements for the fiscal year ended June 30, 2012 and the audit by the Company’s independent registered public accounting firm of such statements for their inclusion in the Company’s Annual Report on Form 10-K and other required filings is also in process.  Management reasonably and in good faith expects the Company to report income from continuing operations attributable before taxes for the fiscal year ended June 30, 2012.  In connection therewith, attached hereto is management’s unaudited, consolidated profit and loss statement for the Company’s fiscal year ended June 30, 2012.  As sometimes occurs during an audit process, profit and loss statements prepared by management undergo material changes between the date of their initial, internal preparation and completion by a company’s independent registered public accounting firm of the audit process.

Proposal No. 1, page 6

               2.  We note that you recently completed a 1 for 70 reverse stock split.  Please revise here and elsewhere in the proxy statement as appropriate to discuss the specifics of the split, including the reason for the split and whether and to what extent it was previously approved by stockholders.  Please also disclose the number of shares of common stock outstanding after the consummation of the split.

Seven Arts Entertainment Inc.
8439 Sunset Blvd., Fourth Floor
West Hollywood, CA 90069
Tel: (323) 372-3080
Email: phoffman@7artspictures.com

Justin Dobbie
September 7, 2012

Response:  Please see revisions in the attached 14A Proposal No. 1, which we believe responds to these comments.

We appreciate the Securities and Exchange Commission approval of this Form 14A so that it can be completed and distributed to stockholders at the earliest possible date.

Very truly yours,

Peter M. Hoffman
Enclosure

Cc:  Elaine New
        Randy Katz

Seven Arts Entertainment Inc.
8439 Sunset Blvd., Fourth Floor
West Hollywood, CA 90069
Tel: (323) 372-3080
Email: phoffman@7artspictures.com

September 11, 2012

Seven Arts Entertainment, Inc.
(Formerly Seven Arts Pictures, Plc)
Consolidated Statements of Operations
For the Years Ended June 30, 2012 and 2011

Management Prepared

	Year Ended June 30,
	2012	2011
Revenue:	(unaudited)	(audited)
Film revenue	823,006	2,758,359
Post production revenue	9,527,411	-
Fee related revenue - related party	-	570,029
Total revenue	10,350,417	3,328,388
Cost of revenue
Amortization and impairment of film costs	3,996,576	2,843,734
Cost of post production	1,060,373
Other cost of revenue	915,065	604,262
Cost of revenue	5,972,014	3,447,996
Gross profit	4,378,403	(119,608)
Operating expenses:
General and administrative expenses	2,424,471	1,852,303
Bad debt expense	307,481	234,429
Total operating expenses	2,731,952	2,086,732
Income from operations	1,646,451	(2,206,340)
Non-operating income(expense)
Other income	31,100	4,458,621
Change in fair value of contingent consideration	(113,485)	-
Interest expenses	(2,244,010)	(829,878)
Interest income	-	71,681
Total non-operating income (expense)	(2,326,395)	3,700,424
Income/(loss) before taxes	(679,944)	1,494,084
Change in debt derivative	-	(32,530)
	(679,944)	1,461,554
Provision for income tax (benefit)	(46,626)	-
Net income (loss)	(726,570)	1,461,554

Comprehensive income (loss):
Net income (loss)	(726,570)	1,461,554
Foreign exchange translation gain (loss)	(1,196,891)	(249,926)
Comprehensive income (loss)	(1,923,461)	1,211,628

Weighted average number of ordinary shares used in the profit (loss) per share calculation:
Basic		1,888,712
Diluted		1,888,712

Basic profit/ (loss) per share	#DIV/0!	0.77
Diluted profit/ (loss) per share	#DIV/0!	0.77

The accompanying notes are an integral part of these consolidated financial statements.